NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the shareholders of Nevsun Resources Ltd. (the “Company” or “Nevsun”) will be held at 9:00 a.m. (Pacific Time) on Tuesday, May 1, 2018 in the Stanley Boardroom, Suite 2600, 595 Burrard Street, Vancouver, British Columbia, to:

1.	receive and consider the audited annual consolidated financial statements of the Company for the fiscal period ended December 31, 2017, with the report of the auditors therein;

2.	set the number of directors for the ensuing year at seven;

3.	elect the Directors and fix their terms of office;

4.	appoint KPMG LLP as auditors of the Company for the ensuing year and authorize the directors to fix their remuneration;

5.	consider and, if thought fit, pass an ordinary resolution to approve the amended Stock Option Plan, as disclosed in the Information Circular, and approve all unallocated options issuable pursuant to the Stock Option Plan for granting pursuant to the Stock Option Plan;

6.	consider and approve an advisory resolution with respect to the Company’s approach to executive compensation; and

7.	transact any other business as may properly come before the Meeting or any adjournments thereof.

You have the right to vote your shares if you were a Nevsun shareholder on March 19, 2018, the record date for the Meeting which was fixed by resolution of the Board of Directors of the Company.

If you are unable to attend the Meeting, you are encouraged to vote your proxy by mail, internet or telephone.  Please see information on how to vote in the Information Circular.  To be valid, your proxy must be received by Computershare, the Company’s transfer agent, no later than 9:00 a.m. (Pacific Time) on April 27, 2018, or not later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays).  The Chair of the Meeting has the discretion to accept late proxies.

If you have any questions relating to the Meeting, please contact the Company by calling toll-free in North America at 1-888-600-2200, toll-free outside North America at 1-866-684-6730, or by email at contact@nevsun.com.

Dated at Vancouver, British Columbia this 26th day of March 2018.

BY ORDER OF THE BOARD OF DIRECTORS

“Peter G.J. Kukielski”

Peter G.J. Kukielski
President, Chief Executive Officer and Director